22 West Washington Street	Telephone: +1 312 696-6000
Chicago	Facsimile: +1 312 696-6001
Illinois 60602

August 11, 2009

BY EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	Morningstar, Inc.
Definitive Proxy Statement Supplemental Response No. 2
Filed July 15, 2009
File No. 000-51280

Dear Ms. Long:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), set forth below is the Company’s response to the comment contained in your letter to the Company, dated July 30, 2009, which was in turn responding to the Company’s letter of July 15, 2009.  For convenience of reference, the text of your comment has been reproduced in italicized type herein, with the Company’s response immediately following.

Compensation Discussion and Analysis, page 17

Bonus Plan, p. 18

1.                                  We note your response to comment 1 in our letter dated July 7, 2009 that to the extent you fund bonus pools based on the achievement of certain performance goals, you will quantify these performance goals unless such disclosure would result in competitive harm to the Company.  Please clarify that in future filings you will quantify the target and actual performance goals used to determine your executive officers’ bonuses.  Alternatively, please describe to us in detail your 2009 bonus plan and provide us your analysis that demonstrates that disclosure of performance targets could cause competitive harm based on your particular facts and circumstances and explain in greater detail how competitors may be able to determine details about the company’s confidential information based on the performance targets.  Also explain how this would affect you differently than other companies who disclose similar performance targets.  See Instruction 2 to Item 402(b) of Regulation S-K.

As discussed in our letter to the Staff of the Division of Corporation Finance dated June 23, 2009, the Bonus Plan in place for the Company’s named executive officers with respect to fiscal year 2009 will be different in several material respects from the bonus plan that was in place for 2008.  To the extent, however, that performance goals are used to determine the amount of the bonuses of our named executive officers under the 2009 Bonus Plan, we will quantify those performance goals in the Compensation Discussion & Analysis (“CD&A”) that will be included in the Proxy Statement for our 2010 Annual Meeting of Shareholders.  With respect to bonus plans that may be implemented for years subsequent to 2009, however, we reserve the right to conclude, if the facts so warrant, that the performance goals, if any, used in such bonus plans need not be disclosed because they constitute “confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant,” within the meaning of Instruction 4 to Item 402 of Regulation S-K.  In any such case the Company will, consistent with Instruction 4, discuss in the CD&A “how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.”

* * *

I hope that this letter responds fully to your comment.

Morningstar, Inc. acknowledges that:

•                Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (312) 696-6132.  My facsimile number is 312-244-8032.

Respectfully submitted,

/s/ Richard E. Robbins

Richard E. Robbins
General Counsel and Corporate Secretary